May 29, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:                       Mr. Stephen Krikorian, Accounting Branch Chief

Re:	HMS Holdings Corp.
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 000-50194

Ladies and Gentlemen:

I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”).  I hereby submit via EDGAR transmission, the Company’s response to the letter, dated May 24, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed by the Company on February 29, 2012 and the Company’s Form 10-K/A for the year ended December 31, 2011, filed by the Company on April 30, 2012.

For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.  Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 13. Certain Relationships and Related Transactions and Director Independence, page 39

1. We note that your Audit Committee has not adopted any written policies or procedures governing the review, approval or ratification of related person transactions. Please tell us how the practices of the Audit Committee with respect to evaluating related party transactions are evidenced and confirm that you will include disclosure to this effect in future filings, as applicable. See Item 404(b)(1)(iv) of Regulation S-K.

The Audit Committee’s Charter mandates that the Audit Committee review all related person transactions on an ongoing basis and that all such transactions must be approved by the Audit Committee.  The practices of the Audit Committee with respect to evaluating related party transactions are evidenced in the Company’s records of the Audit Committee’s meetings.  It is the Company’s practice that all transactions involving the Company and a related person (as defined in Item 404 of Regulation S-K) be reported to the Company’s Chief Executive Officer, Chief Financial Officer and/or Legal Department.  The Audit Committee meets quarterly and at each regularly scheduled meeting, the Audit Committee receives a report from the Company regarding related party transactions, if any.  The Company confirms that in future filings it will include disclosure relating to how the Audit Committee’s practices for evaluating related party transactions are evidenced.

* * *

The Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

/s/ Walter D. Hosp

Walter D. Hosp

Executive Vice President,
Chief Financial Officer & Chief Administrative Officer